UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

GRUPO TELEVISA, S.A.

(Name of Issuer)

Series A Shares (“A Shares”)
Series B Shares (“B Shares”)
Dividend Preferred Shares (“D Shares”)
Series L Shares (“L Shares”)

(Title of Class of Securities)

40049J206 (1)

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) CUSIP number is for the Global Depositary Shares (“GDSs”) only.  GDSs each represent five certificados de participación ordinarios (“CPOs”), each of which currently comprises twenty-five A Shares, twenty-two B Shares, thirty-five D Shares and thirty-five L Shares.  No CUSIP number exists for the underlying CPOs, A Shares, B Shares, D Shares or L Shares.

CUSIP No. 40049J206

1.	Names of Reporting Persons Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,520,050,000 A Shares; 2,217,644,000 B Shares; 3,528,070,000 D Shares; 3,528,070,000 L Shares*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 2,520,050,000 A Shares; 2,217,644,000 B Shares; 3,528,070,000 D Shares; 3,528,070,000 L Shares*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,520,050,000 A Shares; 2,217,644,000 B Shares; 3,528,070,000 D Shares; 3,528,070,000 L Shares*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.1% of A Shares; 3.9% of B Shares; 4.1% of D Shares; 4.1% of L Shares

12.	Type of Reporting Person (See Instructions) OO

*                 Cascade Investment, L.L.C. (“Cascade”) beneficially owns 100,802,000 certificados de participación ordinarios (“CPOs”) either directly or in the form of Global Depositary Shares (“GDSs”).  Each CPO represents 25 Series A Shares (“A Shares”), 22 Series B Shares (“B Shares”), 35 Series D Shares (“D Shares”) and (“GDSs”) 35 Series L Shares (“L Shares”). All GDSs and CPOs owned by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the GDSs and CPOs owned by Cascade.  Mr. Larson disclaims any beneficial ownership of the GDSs and CPOs beneficially owned by Cascade and Mr. Gates.

CUSIP No. 40049J206

1.	Names of Reporting Persons Bill & Melinda Gates Foundation Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 962,900,000 A Shares; 847,352,000 B Shares; 1,348,060,000 D Shares; 1,348,060,000 L Shares*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 962,900,000 A Shares; 847,352,000 B Shares; 1,348,060,000 D Shares; 1,348,060,000 L Shares*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 962,900,000 A Shares; 847,352,000 B Shares; 1,348,060,000 D Shares; 1,348,060,000 L Shares*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) .8% of A Shares; 1.5% of B Shares; 1.6% of D Shares; 1.6% of L Shares

12.	Type of Reporting Person (See Instructions) OO

*                 The Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 38,516,000 certificados de participación ordinarios (“CPOs”) either directly or in the form of Global Depositary Shares (“GDSs”).  Each CPO represents 25 Series A Shares (“A Shares”), 22 Series B Shares (“B Shares”), 35 Series D Shares (“D Shares”) and 35 Series L Shares (“L Shares”). All GDSs and CPOs owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as the Co-trustees of the Trust.  Michael Larson acts with investment discretion for William H. Gates III and Melinda French Gates, as Co-trustees of the Trust, in respect of the GDSs and CPOs owned by the Trust.  Mr. Larson disclaims any beneficial ownership of the GDSs and CPOs beneficially owned by the Trust, William H. Gates III or Melinda French Gates.

CUSIP No. 40049J206

1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,520,050,000 A Shares; 2,217,644,000 B Shares; 3,528,070,000 D Shares; 3,528,070,000 L Shares*

	6.	Shared Voting Power 962,900,000 A Shares; 847,352,000 B Shares; 1,348,060,000 D Shares; 1,348,060,000 L Shares*

	7.	Sole Dispositive Power 2,520,050,000 A Shares; 2,217,644,000 B Shares; 3,528,070,000 D Shares; 3,528,070,000 L Shares*

	8.	Shared Dispositive Power 962,900,000 A Shares; 847,352,000 B Shares; 1,348,060,000 D Shares; 1,348,060,000 L Shares*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,482,950,000 A Shares; 3,064,996,000 B Shares; 4,876,130,000 D Shares; 4,876,130,000 L Shares *

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.9% of A Shares; 5.4% of B Shares; 5.7% of D Shares; 5.7% of L Shares

12.	Type of Reporting Person (See Instructions) IN

*                 Cascade Investment, L.L.C. (“Cascade”) beneficially owns 100,802,000 certificados de participación ordinarios (“CPOs”) either directly or in the Form of Global Depositary Shares (“GDSs”). The Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 38,516,000 CPOs either directly or in the form of GDSs. Each CPO represents 25 Series A Shares (“A Shares”), 22 Series B Shares (“B Shares”), 35 Series D Shares (“D Shares”) and 35 Series L Shares (“L Shares”). All GDSs and CPOs owned by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  All GDSs and CPOs owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as the Co-trustees of the Trust.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the GDSs and CPOs owned by Cascade.  In addition, Mr. Larson acts with investment discretion for William H. Gates III and Melinda French Gates, as Co-trustees of the Trust, in respect of the GDSs and CPOs owned by the Trust.  Mr. Larson disclaims any beneficial ownership of the GDSs and CPOs beneficially owned by Cascade, the Trust, William H. Gates III or Melinda French Gates.

CUSIP No. 40049J206

1.	Names of Reporting Persons Melinda French Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 962,900,000 A Shares; 847,352,000 B Shares; 1,348,060,000 D Shares; 1,348,060,000 L Shares*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 962,900,000 A Shares; 847,352,000 B Shares; 1,348,060,000 D Shares; 1,348,060,000 L Shares*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 962,900,000 A Shares; 847,352,000 B Shares; 1,348,060,000 D Shares; 1,348,060,000 L Shares*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) .8% of A Shares; 1.5% of B Shares; 1.6% of D Shares; 1.6% of L Shares

12.	Type of Reporting Person (See Instructions) IN

*                 The Bill & Melinda French Gates Foundation Trust (the “Trust”) beneficially owns 38,516,000 certificates de participation (“CPOs”) either directly or in the form of Global Depositary Shares (“GDSs”). Each CPO represents 25 Series A Shares (“A Shares”), 22 Series B Shares (“B Shares”), 35 Series D Shares (“D Shares”) and 35 Series L Shares (“L Shares”). All GDSs and CPOs owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as the Co-trustees of the Trust.  Michael Larson acts with investment discretion for William H. Gates III and Melinda French Gates, as Co-trustees of the Trust, in respect of the GDSs and CPOs owned by the Trust. Mr. Larson disclaims any beneficial ownership of the GDSs and CPOs beneficially owned by the Trust, William H. Gates III or Melinda French Gates.

Item 1.
(a)	Name of Issuer Grupo Televisa, S.A. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices Avenida Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City D.F., Mexico

Item 2.
(a)	Name of Person Filing Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation Trust (the “Trust”), William H. Gates III and Melinda French Gates. (1)
(b)

Address of Principal Business Office or, if none, Residence
Cascade – 2365 Carillon Point, Kirkland, Washington 98033
The Trust – 1551 Eastlake Avenue E., Seattle, Washington 98102
Mr. Gates – One Microsoft Way, Redmond, Washington 98052
Mrs. Gates – 2365 Carillon Point, Kirkland, WA 98033

(c)

Citizenship
Cascade is a limited liability company organized under the laws of the State of Washington.
The Trust is a charitable trust organized under the laws of the State of Washington.
Both Mr. and Mrs. Gates are citizens of the United States of America.

(d)	Title of Class of Securities Series A Shares; Series B Shares; Dividend Preferred Shares; Series L Shares
(e)	CUSIP Number 40049J206 (2)

(1)                    Neither the present filing nor anything contained herein shall be construed as an admission that Cascade, the Trust or Mr. and Mrs. Gates constitute a “person” for any purpose other than Section 13(g) of the Securities Exchange Act of 1934, or that Cascade, the Trust and Mr. and Mrs. Gates constitute a “group” for any purpose.

(2)                    CUSIP number is for the Global Depositary Shares (“GDSs”) only.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
(b) Percent of class: See the responses to Item 11 on the attached cover pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
See Exhibit 99.1

Item 9.	Notice of Dissolution of Group
Not Applicable
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

CASCADE INVESTMENT, L.L.C.(1)

By	/s/ Michael Larson
	Name:	Michael Larson
	Title:	Business Manager

BILL & MELINDA GATES FOUNDATION TRUST(1)

By	/s/ Michael Larson
	Name:	Michael Larson (2)
	Title:	Attorney-in-fact for each of the Co- Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III(1)

By	/s/ Michael Larson
	Name:	Michael Larson (2) (3)
	Title:	Attorney-in-fact

MELINDA FRENCH GATES(1)

By	/s/ Michael Larson
	Name:	Michael Larson (2)
	Title:	Attorney-in-fact

(1)  This amendment is being filed jointly by Cascade Investment, L.L.C., the Bill & Melinda Gates Foundation Trust, William H. Gates III, and Melinda French Gates pursuant to the Joint Filing Agreement dated February 14, 2006 and included with the signature page to Cascade Investment, L.L.C.’s Amendment No. 1 to Schedule 13G with respect to Grupo Televisa, S.A. on February 15, 2006, SEC File No. 005-60431, and incorporated by reference herein.

(2)  Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated November 13, 2006, by and on behalf of William H. Gates III and Melinda French Gates, as Co-Trustees, filed as Exhibit 99.1 to the Bill & Melinda Gates Foundation Trust’s Amendment No. 3 to Schedule 13G with respect to Coca Cola FEMSA, S.A. de C.V. on February 13, 2007, SEC File No. 005-52421, and incorporated by reference herein.

(3)  Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 3, 2006, by and on behalf of William H. Gates III, filed as Exhibit 99.1 to Cascade Investment L.L.C.’s Amendment No. 2 to Schedule 13G with respect to Arch Capital Group Ltd. on March 7, 2006, SEC File No. 005-45257, and incorporated by reference herein.